SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes☐ No ☒

        Cimatron Ltd. (the “Registrant”) will hold an Annual General Meeting of Shareholders on December 24, 2003 at 11:00 a.m. (Israel time) at the Company’s offices at, 11 Gush Etzion Street, Givat Shmuel, Israel. In connection with the meeting, on or about December 2, 2003, 2003 the Registrant mailed to shareholders a Notice of the Annual General Meeting of Shareholders and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting Proxy Statement and Proxy Card.

Exhibit 1

Cimatron Limited
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 24, 2003

        Notice is hereby given that an Annual Meeting of the Shareholders of Cimatron Limited (the “Company”) will be held at the Company’s offices at, 11 Gush Etzion Street, Givat Shmuel, Israel, on Wednesday, December 24, 2003 at 11.00 A.M. (Israel time) for the following purposes:

1.	To elect five Directors for the coming year.

2.	To reappoint the Company’s auditors, as the independent public accountants of the Company for the year ending December 31, 2003 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law.

3.	To receive Management’s report on the business of the Company for the year ended December 31, 2002 and the Company’s Consolidated Balance Sheet at December 31, 2002 and the Consolidated Statement of Income for the year then ended.

        Shareholders of record at the close of business on November 25, 2003 will be entitled to notice of, and to vote at the meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Cimatron Limited

Rimon Ben-Shaoul

Chairman of the Board of Directors

Date: November 26, 2003

PROXY STATEMENT

CIMATRON LIMITED
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL MEETING OF SHAREHOLDERS
December 24, 2003

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on Wednesday December 24, 2003, at 11:00 A.M. at the Company’s offices at, 11 Gush Etzion Street, Givat Shmuel, Israe,l or at any postponement or adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote our ordinary shares, par value New Israeli Shekels 0.10 each, covered thereby in accordance with the directions of the shareholders executing the proxy; in the absence of such instructions, the ordinary shares represented thereby will be voted in accordance with the recommendations of our management.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about December 2, 2003. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview.

        We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us. Only holders of record of our ordinary shares at the close of business on November 25, 2003 are entitled to notice of, and to vote at, the meeting. At November 25, 2003, 8,001,270 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. The holders of 33% of our outstanding ordinary shares constitute a quorum for the meeting. Unless otherwise stated below, each resolution proposed at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until December 31, 2003 at 11:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of November 25, 2003, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares

Koonras Technologies Ltd.	2,573,350	32.15%
21 Ha'arba'ah St.
Tel-Aviv, Israel

D.B.S.I. Investments Ltd.	2,573,350	32.15%
85 Medinat Hayehudim St.
Herzliya, Israel

Arie Feldman	630,000	7.9%
30 Asher Barash St.
Herzliya, Israel

All executive officers and directors as a	5,152,500	64.4%
group (11 persons) (1)

(1)	Includes 5,146,700 shares held in the aggregate by Koonras Technologies Ltd. and D.B.S.I. Investments Ltd. by virtue of the positions held by certain of our directors on the board of directors of each of Koonras Technologies Ltd. and D.B.S.I. Investments Ltd., respectively, as to which such individuals disclaim beneficial ownership.

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PROPOSAL 1
ELECTION OF DIRECTORS

        Our management has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election of such other nominees as management may propose. The following nominees who are currently our directors have advised us that they will continue to serve as directors if re-elected.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Rimon Ben-Shaoul	58	Mr. Ben-Shaoul has served since February 2001 as Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd. and as a
Chairman or member of the boards of various companies of the Polar
Investments Group. From June 1997 to February 2001 he served as
President and Chief Executive Officer of Clal Industries and Investments
Ltd. and served as a member of the board of Clal (Israel) Ltd. and on the board of several of its subsidiaries. Mr. Ben-Shaoul holds a bachelors degree in economics and a masters degree in business administration from
Tel Aviv University.

David Golan	62	Mr. Golan, a Director of Cimatron since 1992 and former Chairman of the
Board, is currently an executive director in Bynet group and serves on the board of directors of several public and private companies. From May
1998 to September 2000 was Managing Director in charge of Zeevi Holdings'
investments, with the exception of ZCT. Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master of business administration from New York University

Barak Dotan	35	Mr. Dotan is a co-founder of DBSI Investments Ltd. Prior to establishing
DBSI Investments, Mr. Dotan worked as Product Manager for Jacada
(NasdaqNM:JCDA), formerly CST and later managed private investments in high-tech and other areas. Mr. Dotan graduated summa cum laude from the
Hebrew University of Jerusalem with a bachelors degree in computer science and business management.

Yossi Ben Shalom	48	Mr. Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice
President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR),
from 1998 through 2000. Prior to that, he served as Chief Financial
Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NasdaqNM:NICE), Machteshim
Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelors degree in economics and a masters degree in business management from Tel Aviv
University.

Kenny Lalo	45	Mr. Lalo has served since 2001 as Vice President of Koonras Techonolgies
Ltd. and as a member of the board of several of its affiliates. Mr. Lalo has acted in the capacity of "of-counsel" to the law firm of Eitan,
Pearl, Latzer & Cohen-Zedek since 2001. From 1993 to 2001, he served as
Vice President and General Counsel of Clal Industies and Investments Ltd.
and as a member of the board of several of its affiliates. Mr. Lalo holds an LL.B. from Tel Aviv University, an M.C.L. from Georgetown
University and an M.B.A. from Northwestern University/Tel Aviv University.

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        The shareholders of the Company will be requested to adopt the following resolution:

RESOLVED, to approve the appointments of Rimon Ben-Shaoul, David Golan, Barak Dotan, Yossi Ben Shalom and Kenny Lalo, as a group, as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors.

        The Israel Companies Law, 1999, as amended, requires publicly held Israeli companies to appoint at least two external directors. Ms. Ofra Brown and Ms. Ophira Rosolio-Aharonson, were appointed as our external directors on April 3, 2002. Certain information concerning Ms. Brown and Ms. Rosolio-Aharonson is set forth below:

Ofra Brown	49	Ms. Brown currently serves as the Chief Financial Officer of VIZRT Ltd., a public company traded on the Neuer Markt in Frankfurt and on the board of directors of Nexus Telocation Systems Ltd (OTC BB:NXUS.OB), Orev
Technologies (1977) Ltd. and Investec Underwriting and Consulting
(Israel) Ltd. From 1999 to 2001, Ms. Brown served as the Chief Financial
Officer of BVR Technologies Ltd., a company which was then publicly traded on the NASDAQ. From 1978 through 1998 Ms. Brown served as the
Credit Manager for Electronic and Hi-Tech Industries - Industrial
Development Bank of Israel Ltd. Ms. Brown holds a B.A in economics from
Tel Aviv University, Israel and an MBA from City University of Seattle,
USA.

Ophira Rosolio-Aharonson	53	Ms. Rosolio-Aharonson currently serves as the Chief Executive Officer of
Seagull Tech Ventures Ltd., and serves as an active executive director at several private hi-tech companies and publicly traded companies on
NASDAQ, EASDAQ and the Tel Aviv Stock Exhange. From 1990 to 1999, Ms.
Rosolio-Aharonson served as the Chief Executive Officer of Seagull Tech,
Inc. and Terra Computers Inc. Ms. Rosolio-Aharonson holds a B.Sc. in applied mathematics and physics from the Technion, Israel and an MBA from
Tel Aviv University, Israel.

        Pursuant to the Israeli Companies Law, we are required to establish an audit committee. The number of members of the audit committee must not be fewer than three, and all our external directors must be members of it. The chairman of our board of directors and any director who is employed by us or regularly provides us services may not be a member of our audit committee. Ms. Brown, Ms. Rosolio-Aharonson and Mr. Kenny Lalo currently serve as members of our audit committee.

        Any shareholder communication regarding director nominees should be directed to Micha Ronen, Chief Financial Officer, 11 Gush Etzion St., Givat Shmuel, Israel.

        Our articles of association specify that the number of directors will be at least two but not more than fifteen.

5

Remuneration of Directors

        During the year ended December 31, 2002, we paid in the aggregate approximately $819,000 in direct remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year. The above does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we have set aside or accrued approximately $114,000 to provide pension, retirement or similar benefits to our Directors, officers and employees.

        In July 2002, our shareholders approved the monthly payment of $3,665 plus Value Added Tax to Mr. David Golan, one of our directors. The payments are for consultancy services provided to us, and were approved to be paid over a period of 36 months commencing April 2002.

PROPOSAL 2

APPOINTMENT OF AUDITORS

        The Audit Committee of the Board of Directors has authorized the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2003 and for the period commencing January 1, 2004, until the next annual shareholders meeting. The Audit Committee of our Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee of the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

        The fees paid to Brightman Almagor & Co. for its year 2002 audit services were $34,000. In the year ending December 31, 2002 no non-audit services were provided by Brightman Almagor.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2003 and until the next annual shareholders meeting, and the authorization of the Audit Committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved.”

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to fix such auditors remuneration.

The Audit Committee of the Board of Directors recommends that the shareholders vote “FOR” the re-appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2003 and until the next annual shareholders meeting, and for the authorization of the Audit Committee to fix such auditors remuneration.

By Order of the Board of Directors Rimon Ben-Shaoul CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel Date November 26, 2003

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Exhibit 2

PROXY

CIMATRON LTD.

For the Annual General Meeting of Shareholders to be held on December 24, 2003

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Cimatron Limited (the “Company”) hereby appoints each of Mr. Micha Ronen and Mr. Ran Nakel, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the corporate offices of the Company at 11 Gush Etzion St., Givat Shmuel, Israel on Wednesday, December 24, 2003 at 11:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

A	☒	Please mark your vote as in this example

FOR all nominees listed below.	WITTHOLD AUTHORITY to vote for nominees listed below.		FOR	AGAINST	ABSTAIN
I.	PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐	II.	PROPOSAL NO. 2: APPOINTMENT OF THE
COMPANY'S AUDITORS, AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE
YEAR ENDING DECEMBER 31, 2003 AND UNTIL THE
NEXT ANNUAL SHAREHOLDERS' MEETING AND TO
FURTHER AUTHORIZE THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS TO FIX THE
REMUNERATION OF SUCH AUDITORS BASED ON THE
VOLUME AND NATURE OF THEIR SERVICES IN
		ACCORDANCE WITH ISRAELI LAW.	☐	☐	☐
Nominees:

RIMON BEN SHAOUL, YOSSI BEN SHALOM, BARAK DOTAN, KENNY LALO, DAVID GOLAN (NOTE: Directors are elected as a group, not individually)

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals I and II.

The undersigned hereby acknowledges
receipt of the Notice of an Annual
General Meeting and the Proxy Statement
accompanying such Notice, revokes any
proxy or proxies heretofore given to vote
upon or act with respect to the
undersigned's shares and hereby ratifies
and confirms all that the proxies, their
substitutes, or any of them, may lawfully
do by virtue hereof.

(SIGNATURE OF SHAREHOLDER)

Note:	Please mark, date and sign exactly as name(s) appear on this proxy and return the proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Michah Ronen —————————————— Michah Ronen Chief Financial Officer

Dated: December 3, 2002